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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of December 2003
                           -------------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
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                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X        Form 40-F
                                   -                 ------

          Indicate  by  check  mark if the  registrant  is  submitting  the
Form 6-K in paper  as  permitted  by  Regulation  S-T Rule 101(b)(1):
                                                                     -----------

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                       -------

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No    X
                          -----                    -

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                          Rehabilitation of Woori Card

In connection with the rehabilitation of Woori Card, a resolution was passed on December 12, 2003 by the Board of Directors of Woori Finance Holdings Co., Ltd. to merge Woori Card into Woori Bank.

In relation to the merger, a task force team will be set up and due diligence will be implemented soon after.

Further information will be provided after resolutions are passed by the Board of Directors of Woori Card and Woori Bank, respectively, in relation to the planned merger.

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Woori Finance Holdings Co., Ltd.
                                            ------------------------------------
                                            (Registrant)

       Date: December 12, 2003              By:  /s/  Won Gihl Sohn
                                            ------------------------------------
                                            (Signature)

                                            Name:   Won Gihl Sohn
                                            Title:  Managing Director